Exhibit 1.3

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice & Proxy Statement is/are available at www.proxyvote.com.

RADWARE LTO.
Special Meeting of Shareholders
March 27, 2013 3:00 PM
This proxy  is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) (Appointee) and (Appointee), or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) stock of RADWARE LTD. that the shareholder(s) is/are entitled to vote at the Special Meeting of shareholder(s) to be held at 03:00 PM, LST on 03/27/2013, at Radware LTD. 22 Raoul Wallenberg Street Tel Aviv Israel, and any adjournment or postponement thereof.

This proxy,  when properly executed,  will be voted  in the manner  directed  herein. If no such  direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

RADWARE LTD. GADI HEROZ 22 RAOUL WALLENBERG ST. TEL AVIV 69710 ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE -1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:       ☒

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY  CARD  IS  VALID ONLY  WHEN  SIGNED   AND   DATED.

The Board of Directors recommends you vote FOR the following proposals:
	For	Against	Abstain
1.
To authorize our Board of Directors to effect a forward share split of all of our ordinary shares at a ratio of two-for-one (2:1), and, in connection therewith, amend the Company's Memorandum and Articles of Association to change the number and par value of the Company's ordinary shares from 30,000,000 ordinary shares, par value NIS 0.10 per share, to 60,000,000 ordinary shares, par value NIS 0.05 per share.
	☐	☐	☐

NOTE: Transact such other business as may properly come before the Meeting or any adjournment thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date